UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 15)* PIMCO Income Strategy Fund II
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201J203 72201J302 72201J401 72201J500 72201J609
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of May 31, 2013, as reported in the Issuer's Form DEF 14A filed on June 19, 2013.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.		SOLE VOTING POWER

0

8.		SHARED VOTING POWER

1,669*

9.		SOLE DISPOSITIVE POWER

0

10.		SHARED DISPOSITIVE POWER

1,669*

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.		TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of May 31, 2013, as reported in the Issuer's Form DEF 14A filed on June 19, 2013.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of May 31, 2013, as reported in the Issuer's Form DEF 14A filed on June 19, 2013.

This Amendment No. 15 ("Amendment No. 15") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, December 1, 2011, February 29, 2012, May 10, 2012, June 6, 2012, August 1, 2012, May 3, 2013 and June 28, 2013 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

On September 19, 2013, the Reporting Persons sent a letter to the board of trustees of the Issuer (the "Board") to, among other things, update the Board regarding the litigation that the Reporting Persons initiated in December 2011 after the Board decided to postpone the 2011 annual meeting of shareholders.  A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Letter to Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2013
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund II.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

September 20, 2013
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

Exhibit B

399 Park Avenue | 16th Floor New York, NY 10022 Tel (212) 745-9700 | fax (212) 745-9701

September 19, 2013

Hans W. Kertess
William B. Ogden, IV.
Deborah A. DeCotis
John C. Maney
Bradford K. Gallagher
Alan Rappaport
Trustees
PIMCO Income Strategy Fund
PIMCO Income Strategy Fund II
1633 Broadway
New York, NY 10019

James A. Jacobson
Trustee
PIMCO Income Strategy Fund
1633 Broadway
New York, NY 10019

Dear Trustees,

We write to update you on the litigation we initiated in December 2011 after you and the other trustees of PIMCO Income Strategy Fund ("PFL") and PIMCO Income Strategy Fund II ("PFN", and together with PFL, the "Funds") then in office postponed the 2011 joint annual meeting of the Funds contrary to the Funds' bylaws, and to restate our strongly held view that an immediate redemption or offer to repurchase the Funds' Auction Rate Preferred Shares (the "Preferred Shares") is in the best interests of all of the Funds' constituents.

A.
The Supreme Judicial Court of Massachusetts Has Determined that You Took Action Contrary to the Funds' Bylaws and Caused the Funds' Shareholders Irreparable Harm By Delaying the Funds' 2011 Annual Meetings

In September 201l, we delivered notice to you of our intention to nominate Neal Goldman for election as a trustee at the annual meeting which you had previously stated would likely be held in December 2011.  Shortly thereafter, and without any prior discussion or notice, you caused the Funds to postpone their 2011 annual meeting until July 31, 2012, creating a 19-month gap between annual meetings.  Though you were asked, no reason was given for this unprecedented delay.  Left with no alternative, we promptly commenced litigation to enforce the right of the Funds' shareholders to vote for the election of trustees on an annual basis.

399 Park Avenue | 16th Floor New York, NY 10022 Tel (212) 745-9700 | fax (212) 745-9701

As we expected, on September 11, 2013, the Supreme Judicial Court of Massachusetts determined that your decision to move the Funds' 2011 annual meeting violated the plain language of the Funds' bylaws. Moreover, the Court's opinion makes it clear that we, along with the Funds' other shareholders, were irreparably harmed by your decision to delay the Funds' 2011 annual meeting.  The Court explained that "[t]he right of shareholders to vote for the trustees of a business trust is one of the most important rights arising from stock ownership," and that "[d]elay in holding a shareholder election diminishes electoral rights by allowing these trustees to become deeply entrenched and to continue to harm the interests of the shareholders."

The harm that you have caused the Funds and their shareholders is substantial. At the very least, your unlawful delay of the annual meeting caused the Funds to waste substantial sums in legal fees and caused us to incur substantial fees as well. We are currently considering all of the remedies we can pursue as a result of your feckless conduct.

B.
In Light of Rising Interest Rates and the Increasing Costs of Refinancing, Now, More than Ever, All of Funds' Constituents Would Benefit from an Immediate Redemption or Repurchase of the Preferred Shares

As we have been explaining to you for several years, interest rates remain at historic lows, and there are very attractive financing alternatives to the Preferred Shares that could be used to redeem or repurchase the Preferred Shares. We believe that the dramatic, recent market place changes and volatility have only confirmed the wisdom of redemption, yet you continue to resist this logical step already taken by most other closed-end funds.  In fact, as of May 2013, more than 89% of auction rate preferred securities issued by taxable closed-end funds have been redeemed or are pending to be redeemed.  Further, in our view, the report that Institutional Shareholder Services issued in connection with the last annual meeting of the Funds held on July 31, 2013 provides independent validation that the Funds should take action to immediately redeem the preferred shares. Instead, you have flatly rejected our recommendations that the Funds redeem or offer to repurchase the Preferred Shares.

Although interest rates remain low by historical standards, they have increased significantly in recent months and are likely to continue increasing. Thus, now, more than ever, all of the Funds' constituents would benefit from the redemption or repurchase of the Preferred Shares.

We hope that rather than continuing to engage in litigation, we can have a constructive dialogue and bring this matter to a resolution that benefits all of the Funds' shareholders.  Therefore, we request a meeting at your convenience to discuss the above-referenced matters.

Sincerely,

/s/ Don Morgan
Don Morgan
Managing Partner